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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______.

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release dated November 5, 2009, Relating to Yucheng Technologies Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: November 5, 2009	By:	/s/ Steve Dai
Name: Steve Dai
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1.	Press release dated November 5, 2009, Relating to Yucheng Technologies Reports Third Quarter Financial Results

Yucheng Technologies Reports Third Quarter Financial Results

BEIJING, November 5, 2009 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT Solutions to the banking industry in China, today announced unaudited financial results for the quarter ended September 30, 2009.

“Yucheng’s core business, Software & Solutions, continued strong growth, with year to date revenues totaling USD 34.6M, an increase of 60.0% over the same period in 2008, excluding exchange rate fluctuations,” said Weidong Hong, CEO and Chairman of Yucheng.  “We expect our Software & Solutions business will continue to be the main driver of both revenue and EPS.”

Third Quarter 2009 Financial Highlights

–	Software & Solutions net revenue totaled USD 13.8M, a 55.9% increase year-over-year.
–	Total net revenue grew 24.7% year-over-year to USD 17.0M.
–	With the introduction of tighter expense controls, G&A expenses totaled USD 3.3M, a sequential decline of 18.9%.
–	Yucheng had USD 21.9M in cash, compared to USD 18.8M in the third quarter of 2008.

Business Outlook

The third quarter demonstrated high demand across the board for Yucheng’s Software & Solutions.  Key growth drivers continue to be loan management, call center, and e-banking solutions, where Yucheng is a recognized leader.  With confidence in the overall health of the bank IT Solutions market, this trend is expected to continue into 2010.

Operating expenses showed encouraging stability as a percentage of revenues due to tighter controls and greater scrutiny.  The G&A cost control initiatives are still taking effect and are expected to be accretive to the bottom line in 2010.

Weidong Hong, CEO of Yucheng stated, “Given our third quarter execution and our fourth quarter visibility, we are confirming our 2009 annual guidance of USD 69M to 72M in net revenue, USD 14.9M in net income and non-GAAP EPS of USD 0.80.”

Third Quarter Financial Results

The table below is provided to give greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers are provided on a net presentation basis.

Summary of Selected Unaudited Financial Results for the Third Quarter of 2009
(Numbers are in thousands, except shares outstanding, earnings per share and percentages)

	Q3 2009						Q3 2008
	Total		CORE		POS		Total		CORE		POS		CORE	POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y Change	Y-O-Y Change
Revenues	17,039	100.0%	16,044	100.0%	995	100.0%	13,661	100.0%	13,034	100.0%	627	100.0%	23.1%	58.6%
Software & Solutions	13,812	81.1%	13,812	86.1%	-	-	8,858	64.8%	8,858	68.0%	-	-	55.9%	-
POS	995	5.8%	-	-	995	100.0%	627	4.6%	-	-	627	100.0%	-	58.6%
Platform & Maintenance Services	2,232	13.1%	2,232	13.9%	-	0.0%	4,176	30.6%	4,176	32.0%	-	-	-46.6%	-
Cost of Revenues	8,328	48.9%	7,779	48.5%	549	55.2%	5,067	37.1%	4,682	35.9%	385	61.3%	66.1%	42.6%
Gross Profit	8,711	51.1%	8,265	51.5%	446	44.8%	8,594	62.9%	8,351	64.1%	243	38.7%	-1.0%	84.0%
Operating Expenses	5,939	34.9%	5,156	32.1%	782	78.6%	5,563	40.7%	4,866	37.3%	697	111.2%	6.0%	12.2%
R&D	502	2.9%	502	3.1%	-	-	642	4.7%	642	4.9%	-	-	-21.8%	-
SG&A	5,437	31.9%	4,655	29.0%	782	78.6%	4,921	36.0%	4,224	32.4%	697	111.2%	10.2%	12.2%
Income from Operations	2,773	16.3%	3,109	19.4%	-336	-33.8%	3,031	22.2%	3,486	26.7%	-455	-72.7%	-10.8%	26.1%
Net Income (GAAP)	2,667	15.7%	2,924	18.2%	-257	-25.8%	3,708	27.1%	3,943	30.2%	-234	-37.3%	-25.8%	-9.7%
Amortization of Intangible Assets	336	2.0%	336	2.1%	-	-	336	2.5%	336	2.6%	-	-	0.0%	-
Non-GAAP Net Income	3,002	17.6%	3,259	20.3%	-257	-25.8%	4,045	29.6%	4,279	32.8%	-234	-37.3%	-23.8%	9.7%
Basic GAAP EPS	0.14	-	0.16	-	-0.01	-	0.21	-	0.22	-	-0.01	-	-29.7%	3.9%
Diluted GAAP EPS	0.14	-	0.16	-	-0.01	-	0.21	-	0.22	-	-0.01	-	-29.3%	4.6%
Basic Non-GAAP EPS	0.16	-	0.18	-	-0.01	-	0.23	-	0.24	-	-0.01	-	-27.8%	3.9%
Diluted Non-GAAP EPS	0.16	-	0.18	-	-0.01	-	0.23	-	0.24	-	-0.01	-	-27.3%	4.6%
Basic Weighted Average Common Shares Outstanding	18,534,978	-	18,534,978	-	18,534,978	-	17,563,685	-	17,563,685	-	17,563,685	-	5.5%	5.5%
Diluted Weighted Average Common Shares Outstanding	18,602,874	-	18,602,874	-	18,602,874	-	17,743,066	-	17,743,066	-	17,743,066	-	4.8%	4.8%

Note: Due to rounding the table above may have slight discrepancies. The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 6.8183 for September 30, 2008 and USD 1.00 = RMB 6.8290 for September 30, 2009.

Revenues: Yucheng’s revenues are comprised of three distinct categories.  Software & Solutions includes all revenues from our internally developed software and software-related solutions. Platform & Maintenance Services is comprised of the procurement and resale of third-party hardware and software, as well as maintenance and support services.  POS is comprised of all revenues generated on our point-of-sale terminals.

Yucheng reported consolidated net revenues of USD 17.0M for the third quarter 2009, an increase of 24.7% compared to the third quarter of 2008 and 12.6% from the prior quarter of 2009.

–
Software & Solutions: In the third quarter, Software & Solutions registered USD 13.8M in net revenues, a 55.9% increase compared to the third quarter of 2008, and an 18.9% increase compared to the second quarter of 2009.  Strong demand for Software & Solutions persisted into the third quarter, driven by Yucheng’s growing presence in SMBs.  Software & Solutions accounted for 81.1% of total net revenue.

–
Platform & Maintenance Services: Net revenues totaled USD 2.2M in the third quarter or 13.1% of net revenue. Platform & Maintenance net revenues decreased by 46.6% year over year and 11.9% sequentially.  As previously forecasted, bank demand for third-party hardware remained weak in the third quarter, with year over year comparisons influenced by the high base from aggressive Olympic spending in 2008.

–
POS: POS generated revenues of USD 1.0M in the third quarter, which represented 5.8% of net revenue.  Our POS net revenues increased 58.6% compared to the third quarter of 2008 and 2.2% compared to the second quarter of 2009.  Gross margins in the business were weaker sequentially because of higher sales and maintenance costs resulting from regulatory changes.

Comparing customer revenues by segment, year to date SMBs grew by 56.9%, while Top Four banks continued to grow on an absolute basis.  These trends are in line with management expectations issued on the second quarter call.

Gross Profits: In the third quarter of 2009, Yucheng registered a gross profit of USD 8.7M, an increase of 1.4% year over year and 3.0% sequentially.  Calculated on a net revenue basis, gross margins for the third quarter were 51.1%, down from 62.9% in the third quarter of 2008 and 55.9% in the second quarter of 2009.  Gross margins were primarily affected by lower license sales in Software & Solutions, the delay of several higher margin Solution contracts to the fourth quarter and a one-time charge in Platform & Maintenance.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A as a percentage of net revenue was 31.9% in the third quarter, as compared to 36.0% in the third quarter 2008 and 38.4% in the second quarter of 2009.

–
SG&A as a percentage of net revenue for the Core business was 29.0% as compared to 32.4% in the third quarter of 2008 and 35.6% in the second quarter of 2009.  The decline is due primarily to strict G&A controls implemented in the third quarter.

–
In the third quarter POS SG&A as percentage of net revenues was 78.6% as compared to 111.2% in the third quarter of 2008 and 78.7% in the second quarter of 2009.  Revenues outpaced the expenses as the business leveraged its established sales network.

Net Income: Yucheng recorded non-GAAP net income of USD 3.0M, a decrease of 25.8% compared to the third quarter of 2008 and an increase of 3.2% compared to the second quarter of 2009. GAAP net income was USD 2.7M for the quarter, a decrease of 28.1% compared to the third quarter of 2008 and an increase of 3.6% compared to the second quarter of 2009.  Operating margins for the quarter were 16.3% compared to 22.2% in the third quarter of 2008 and 14.3% in the second quarter of 2009.  Operating margins are up sequentially, due to operating expense control initiatives; however, they are down year over year because of lower gross margins.

Earnings per Share: In the third quarter, Yucheng’s EPS for fully diluted shares on a consolidated basis were USD 0.16 (non-GAAP) and USD 0.14 (GAAP), compared to USD 0.23 (non-GAAP) and USD 0.21 (GAAP) in the third quarter of 2008.  EPS was primarily impacted by the change in our tax situation from receiving tax credits to becoming a net taxpayer.  In the third quarter of 2008, a tax benefit contributed approximately USD 0.04 to both GAAP and non-GAAP EPS.

–	Core: Fully diluted EPS for the third quarter was USD 0.18 (non-GAAP) and USD 0.16 (GAAP) compared to USD 0.24 (non-GAAP) and USD 0.22 (GAAP) in the third quarter of 2008.

–	POS: On both a GAAP and non-GAAP basis, the fully diluted EPS impact of POS was a loss of USD 0.01 in the current quarter compared to a loss of USD 0.01 in the third quarter of 2008.

Cash: Yucheng had USD 21.9M in cash compared to USD 18.8M in the third quarter of 2008 and USD 32.8M in the second quarter of 2009.  Cash declined sequentially due to the repayment of USD 7.1M in short-term loans that were taken in the second quarter to cover working capital needs.

Accounts Receivable: Accounts receivable totaled USD 33.1M in the current period compared to USD 37.0M in the third quarter of 2008 and USD 32.4M in the prior quarter.  The stability partially resulted from a policy issued in the second quarter that made accounts receivable collection a significant compensation component for sales managers.

Third quarter DSOs totaled 165 days, compared to 154 days in the third quarter of 2008 and 210 days in the second quarter of 2009.  DSOs declined sequentially because of higher gross revenues in the quarter.

POS: Yucheng’s POS business remained focused on revenues per terminal.  Net revenue in the third quarter totaled to USD 1.0M, an increase of 58.6% year over year and 2.2% over the prior quarter.

–
Terminal Deployment: Our POS installed base grew to 25,600 at the end of the third quarter compared to 24,100 at the end of the second quarter. The base is projected to grow to 28,000 terminals by year-end as we continue to phase out the low performing terminals.

–	Average Monthly Gross Revenue per POS terminal (AMGRP): The AMGRP across the entire installed base was in line with management expectations at USD 13.

Taxes: Yucheng paid USD 0.1M in taxes during the third quarter, which was flat sequentially and a reversal from the third quarter 2008’s tax benefit of USD 0.7M.  For 2009, Yucheng expects to be a net taxpayer at an annualized rate of approximately 4.0%.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2009 and June 30, 2009

	2009.9.30	2009.6.30
	USD	USD

Assets
Current assets:
Cash and cash equivalent	21,893,313	32,797,932
Trade accounts receivable, net	33,106,616	32,401,146
Costs and estimated earnings in excess of billings on uncompleted contracts	24,311,219	15,385,414
Amounts due from related companies	623,776	649,596
Inventories	3,058,452	3,243,943
Pre-contract costs	665,396	1,507,676
Other current assets	7,434,529	8,588,954

Total current assets	91,093,301	94,574,661

Investments in and advances to affiliates	504,041	630,196
Fixed assets	13,710,998	13,277,493
Less: Accumulated depreciation	-4,447,620	-3,857,632
Fixed assets, net	9,263,378	9,419,861
Intangible assets, net	4,735,659	5,099,010
Goodwill	27,677,493	27,665,744
Deferred income taxes - Non-current	3,003,404	2,669,282

Total assets	136,277,276	140,058,754

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
September 30, 2009 and June 30, 2009

	2009.9.30	2009.6.30
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	11,714,746	18,814,678
Obligations under capital leases	386,058	414,002
Trade accounts payables	11,414,696	9,704,504
Billings in excess of costs and estimated earnings on uncompleted contracts	2,349,567	1,042,701
Employee and payroll accruals	1,724,066	1,738,807
Dividends payable to ex-owners	808,524	808,180
Deemed distribution to ex-owners	2,047,133	6,584,618
Outstanding payment in relation to business acquisitions	1,109,698	3,452,847
Income taxes payable	2,443,655	1,993,767
Other current liabilities	6,865,867	8,261,739
Deferred income taxes - Current	59,064	130,380

Total current liabilities	40,923,074	52,946,223

Obligations under capital leases	103,054	180,038
Deferred income taxes	424,258	387,639

Total liabilities	41,450,386	53,513,900

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,580,935 and 18,560,014 shares issued and outstanding as of June 30, 2009 and September 30, 2009	2,929,858	2,928,515
Additional paid-in capital	56,430,463	50,860,802
Reserves	5,410,409	5,408,113
Retained earnings	29,004,054	26,326,255
Accumulated other comprehensive loss	-331,445	-454,088
Minority interests	1,383,551	1,475,257

Total stockholders' equity	94,826,890	86,544,854

Liabilities and stockholders' equity	136,277,276	140,058,754

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended September 30, 2009 and 2008

	2009 Q3	2008 Q3
	USD	USD

Revenues:
Software & Solutions	13,812,024	8,857,605
Platform & Maintenance Services (net)	2,231,617	4,175,967
POS	995,226	627,382
Total revenues (non-GAAP)	17,038,867	13,660,954
Platform pass-through costs	1,270,073	9,911,538

Total revenues	18,308,940	23,572,492

Cost of revenues:
Cost of revenues (net)	-8,327,561	-5,066,951
Platform pass-through costs	-1,270,073	-9,911,538

Total cost of revenues	-9,597,634	-14,978,488

Gross profit	8,711,306	8,594,004

Operating expenses:
Research and development	-501,685	-641,577
Selling and marketing	-2,171,231	-1,719,204
General and administrative	-3,265,701	-3,202,349

Total operating expenses	-5,938,617	-5,563,129

Operating income	2,772,689	3,030,874

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended September 30, 2009 and 2008

	2009 Q3	2008 Q3
	USD	USD

Other income (expenses):
Interest income	12,761	76,192
Interest expense	-107,958	-181,947
Investment gain (loss)	-19,848	-
Other income (expense), net	1,053	17,792

Income before income tax and minority interests	2,658,697	2,942,911

Income tax benefit (expense)	-84,410	705,803
Minority interests	92,333	59,542

Net income (GAAP)	2,666,620	3,708,256

Amortization for intangible assets	335,797	336,324

Net income (non-GAAP)	3,002,417	4,044,580

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended September 30, 2009 and 2008

	2009 Q3	2008 Q3
	USD	USD

Cash flows from operating activities:
Net income	2,666,619	3,708,258
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	511,395	352,287
Amortization	698,617	580,996
Loss on disposal fixed assets	1,530	15,501
Minority interests	-92,333	-59,542
Share of equity in affiliate company	126,423	-
Decrease (increase) in trade accounts receivable, net	-922,722	5,109,582
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	-8,688,261	-4,646,669
Decrease (increase) in due from related parties	26,096	-548
Decrease (increase) in inventories	186,868	-826,163
Decrease (increase) in precontract costs	842,920	313,111
Decrease (increase) in other current assets	602,048	-469,453
Decrease (increase) in deferred income taxes assets - Current	-	-279,592
Decrease (increase) in deferred income taxes assets - Non-current	-332,988	-159,342
Increase (decrease) in trade accounts payable	1,706,071	-3,356,596
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	1,306,423	-132,257
Increase (decrease) in employee and payroll accruals	-15,480	-136,590
Increase (decrease) in income taxes payable	449,041	-210,781
Increase (decrease) in other current liabilities	-1,138,065	734,391
Increase (decrease) in deferred income taxes liabilities	-34,917	-58,859

Net cash provided by (used in) operating activities	-2,100,715	477,734

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended September 30, 2009 and 2008

	2009 Q3	2008 Q3
	USD	USD

Cash flows from investing activities:
Capital expenditures	-1,108,821	-1,792,135
Payment of purchase of subsidiaries	-705,183	-3,953,947
New investment of joint venture	-	-739,485
Proceeds from disposal of fixed assets	17,060	6,013
Proceeds from disposal of sharehold of affiliates	615,237	-
Proceeds from disposal of subsidiary, net of cash disposed	234,295	-

Net cash provided by (used in) investing activities	-947,412	-6,479,554

Cash flows from financing activities:
Deemed distribution	-634,120	-
Payment of capital leases	-114,450	-53,872
Dividends paid to ex-owners	-	-1,283,604
Proceeds from bank borrowings	7,321,716	-
Repayments of bank borrowings	-14,429,638	-

Net cash provided by financing activities	-7,856,492	-1,337,476

Net increase in cash and cash equivalents	-10,904,618	-7,339,296

Cash at beginning of period	32,797,932	26,114,646
Cash at end of period	21,893,313	18,775,350

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported revenues, net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended September 30, 2009 on Thursday, November 5, 2009 at 8:00AM EST/ 9:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 33065861.

US	+1 866 242 1388
Canada	+1 888 447 3085
China Netcom Users	+86 10 800 640 0084
China Telecom Users	+86 10 800 264 0084
All Other Participants	+61 288 236 760

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; change in products and clients and the expansion into small to medium-sized bank market; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; changing tax rates; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Rebecca Alexander
Investor Relations
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com